Exhibit 99.(a)(1)(H)

EMAIL CONFIRMING RECEIPT OF NOTICE OF WITHDRAWAL FORM

This email confirms our receipt of your Notice of Withdrawal rejecting On Assignment’s Offer to Exchange Outstanding Options to Purchase Common Stock dated December 23, 2008 (the “Offer”) and nullifying your previously submitted Election Form. Please note that the Notice of Withdrawal completely withdraws you from participation in the Offer and cannot be used to make changes to your previously submitted Election Form other than complete withdrawal from participation in the Offer. If you would like to change your election with respect to particular options only, you must submit a new Election Form with respect to the Eligible Option Grants that you would like to tender in the Offer at any time prior to 5:00 p.m. Pacific Standard Time on January 22, 2009, or if On Assignment extends the Offer, before 5 p.m. Pacific Standard Time on the extended Expiration Date. Election Forms can be found at http://www.insideoa.com or http://portal/default.aspx and must be delivered to Rebecca Heller, our Stock Plan Administrator, according to their instructions.

You may email questions about the Offer to rebecca.heller@onassignment.com or call (818) 878-7900. Please note that we cannot and will not advise any holders of Eligible Option Grants as to their decision to participate or not to participate in the Offer.